February 13, 2012

Mr. Gary Todd

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Re:	Aeroflex Holding Corp.
Form 10-K for the Fiscal Year ended June 30, 2011
Filed August 31, 2011
Form 8-K
Filed November 9, 2011
File No. 001-34974

Dear Mr. Todd:

The following are our responses to the comments of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 31, 2012 (the “Comment Letter”) with respect to the referenced filings by Aeroflex Holding Corp. (the “Company”). All responses set forth herein are numbered to correspond to the numerical paragraphs in the Comment Letter.

Form 10-K for the fiscal year ended June 30, 2011

Item 1. Business, page 2

1. In the last paragraph on page 3 you disclose that Adjusted EBITDA grew at a compound annual growth rate of 18.2%. Tell us how the disclosure of this non-GAAP measure provides the full information content required by S-K Item 10(e). For instance, it is not clear how you have provided a presentation, with equal or greater prominence, of the most directly comparable financial measure calculated and presented in accordance with Generally Accepted Accounting Principles. Please also respond with respect to the disclosure of Adjusted EBITDA margin presented on pages 9 and 12 and adjusted

EBITDA presented on page 11.

1.	Response:

In our next Annual Report on Form 10-K for the fiscal year ending June 30, 2012 and future filings, we will include, with equal or greater prominence, (i) net income; (ii) the compound annual growth rate (“CAGR”) for net income; and (iii) the net income margin, which are the most directly comparative GAAP measures for (x) Adjusted EBITDA; (y) the Adjusted EBITDA CAGR; and (z) the Adjusted EBITDA margin, respectively. In any quarterly reports on Form 10-Q in which we disclose any such Non-GAAP metrics, we will also include the comparative GAAP measure with equal or greater prominence.

Item 6. Selected Financial Data, page 43

2. With respect to your disclosure of EBITDA and adjusted EBITDA on page 46, tell us how your disclosures also consider the guidance from Compliance and Disclosure Interpretation 102.6. Under the cited guidance, the three major categories of the statement of cash flows should be also presented when a non-GAAP liquidity measure is presented in a filing.

2.	Response:

In our discussion of EBITDA on page 46 of our Form 10-K, we inadvertently indicated that it was a measure of an issuer’s “...historical ability to service debt”. We do not believe that EBITDA or Adjusted EBITDA are alternatives for cash flow. The most directly comparable GAAP measure would be net income. We will therefore remove this reference in all future filings and, accordingly, do not believe that providing the three major categories of cash flows as comparables would be necessary or appropriate.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 49

For the Year Ended June 30, 2011 Compared to the Year Ended June 30, 2010, page 57

3. Under Income Taxes on page 60, we see from Note 15 that you have a history of pre-tax book losses in the U.S. and that you recognized a significant deferred tax benefit in fiscal 2011 on the pre-tax domestic loss reported in that year. Please tell us, with a view toward disclosure in future filings, the factors you considered in concluding that the tax benefits recorded in fiscal 2011 on domestic losses are recoverable.

3.	Response:

The following disclosure has been included in our recently filed Quarterly Report on Form 10-Q for the quarter ended December 31, 2011 and will be included in all future filings as appropriate:

Although the Company has a history of domestic pre-tax losses in recent years, these losses are largely driven by amortization expense recorded in the financial statements relating to the U.S. operations which are not deductible for U.S. income tax purposes. The amount of non-deductible U.S. book amortization expense recorded in fiscal 2011 and 2010 was $54.3 million and $53.1 million, respectively.  As a result of this significant non-deductible expense, the Company had U.S. taxable income for fiscal 2010, while having a pre-tax book loss.  During fiscal 2011, the Company incurred unusual charges of $18.1 million in connection with the termination of an advisory agreement and $59.4 million in connection with the refinancing of its debt that resulted in a taxable loss for which a deferred tax asset was recorded for the net operating loss carryforwards.  These charges are not expected to recur and taxable income is expected in fiscal 2012 and future years.

We evaluate the recoverability of our deferred tax assets, including net operating loss carryforwards, by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies.  Based on the significant balance of deferred tax liabilities associated with our intangible assets that are scheduled to reverse over the next several years prior to the expiration of the NOL carryforwards, we have not recorded a valuation allowance against the deferred tax asset generated in fiscal 2011 with respect to our U.S. net operating loss carryforwards.  Also, we expect that sufficient taxable income will be generated in the U.S., in fiscal 2012, to fully utilize the net operating loss carryforwards available as of June 30, 2011.

Item 8. Financial Statements

Note 15. Income Taxes, page 107

4. In future filings please also disclose the cumulative amount of permanently reinvested undistributed earnings of foreign subsidiaries for which no deferred income taxes have been provided and the related amount of the unrecognized deferred tax liability, if determinable. Refer to FASB ASC 740-30-50-2.

4.	Response:

In future annual filings, we will disclose the cumulative amount of permanently invested undistributed earnings of foreign subsidiaries for which no deferred taxes have been provided. For informational purposes, as of June 30, 2011, U.S. income taxes have not been provided for approximately $22 million of cumulative undistributed earnings of several non-U.S. subsidiaries. The Company intends to reinvest these earnings indefinitely in operations outside of the U.S. Determination of the amount of unrecognized deferred tax liability on these undistributed earnings is not practicable because there are various methods available to us to repatriate these earnings to the U.S., each with different tax consequences, and there is uncertainty as to the timing and amount, if any, of foreign tax credits which will be available. The calculation of the available foreign tax credit is dependent upon the uncertain timing of the repatriation and projections of significant future uncertain events. As we do not have the intention to repatriate these earnings, making forecasts related to such an event is impractical.

Form 8-K dated November 9, 2011

5. In the second paragraph of the earnings release, please tell us how your disclosures of

Non-GAAP operating income and of Adjusted EBITDA fully conform to the requirements of S-K Item 10(e)(i). In that regard, it is unclear how you have provided a presentation, with equal or greater prominence, of the most directly comparable financial measure calculated and presented in accordance with Generally Accepted Accounting Principles.

5.	Response:

In our recent earnings release for the quarter ended December 31, 2011, we have included the comparable GAAP operating income and GAAP net income in equal or greater prominence. We will continue to provide these GAAP measures as the most directly comparable to Non-GAAP operating income and Adjusted EBITDA, respectively.

6. As a related matter, under Business Outlook your expectations for the second quarter and remainder of the year are disclosed primarily in terms of non-GAAP measures. Tell us how your disclosures consider the guidance from S-K Item 10(e)(i). Please also refer to Compliance and Disclosure Interpretation 105.06.

6.	Response:

In our recent earnings release for the quarter ended December 31, 2011, we have included, in the “Business Outlook” section, the GAAP net income, GAAP net income per share and GAAP effective tax rate in equal or greater prominence. We will continue to provide these GAAP measures as the most directly comparable to Adjusted EBITDA, Non-GAAP net income per share and Non-GAAP effective tax rate, respectively.

As requested in your letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or if we can be of any assistance with respect to the foregoing, please do not hesitate to contact me at 516-694-6700.

Very truly yours,

/s/ John Adamovich, Jr.

John Adamovich, Jr.
Senior Vice President and
Chief Financial Officer